UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of October, 2004

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
            --------------------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
------------------------------------------------------------------------------
                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

          Form 20-F    X                              Form 40-F
                    ------                                      ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                       No    X
                 ------                                   ------


     (If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82     .)
                                                 -----

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         INNOVA, S. de R.L. de C.V.
                                                   (Registrant)


Dated: October 25, 2004                  By  /s/ Carlos Ferreiro Rivas
                                            ------------------------------
                                         Name:   Carlos Ferreiro Rivas
                                         Title:  Chief Financial Officer

[LOGO - SKY]


FOR IMMEDIATE RELEASE
---------------------




                         INNOVA, S. DE R.L. DE C.V.
                     REPORTS THIRD QUARTER 2004 RESULTS

                    - SUBSCRIBER BASE GROWS TO 942,500 -
                      - NET REVENUES INCREASED 18.7% -
                 - EBITDA INCREASED 37.2% TO PS. 423.2 MM -
                    - EBITDA MARGIN INCREASED TO 36.4% -

------------------------------------------------------------------------------

o The number of gross active SUBSCRIBERS increased 14.1% to 942,500 as of September 30, 2004 from 826,100 as of September 30, 2003.

o REVENUES for the third quarter of 2004 increased 18.7% to Ps. 1,162.0 million from Ps. 979.0 million for the same period of the prior year.

o EBITDA for the third quarter of 2004 increased 37.2% to Ps. 423.2 million from Ps. 308.4 million for the same period of the prior year.

o EBITDA MARGIN increased to 36.4% for the third quarter of 2004 from 31.5% for the same period of the prior year.

------------------------------------------------------------------------------

Mexico City, October 22, 2004. INNOVA, S. DE R.L. DE C.V., the provider of direct-to-home (DTH) satellite television services under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced its unaudited consolidated results for the third quarter and nine months ended September 30, 2004. The attached results have been prepared in accordance with Mexican GAAP in constant Mexican pesos in purchasing power as of September 30, 2004.

SUBSCRIBER BASE          The number of gross active  subscribers  increased
---------------          to   942,500    (including    54,800    commercial
                         subscribers)   as  of  September  30,  2004.  This
                         represents   a   14.1%   increase   from   826,100
                         (including  46,900  commercial  subscribers) as of
                         September    30,   2003,   or   an   increase   of
                         approximately 116,400 gross active subscribers.

                         We believe the increase in the subscriber base was primarily due to the sustained growth in customer activations in response to our marketing campaigns, the high quality and variety of our programming content, our unique exclusive events, and the high quality of our customer service. However, as expected during the third quarter, we experienced slower subscriber base growth as compared to the prior quarter mainly due to the seasonality of our business.

                         The increase in our subscriber base during the third quarter was partially offset by subscriber cancellations. Nevertheless, we experienced a decline in the rate of subscriber cancellations as compared to the same period in the prior year.

PROGRAMMING CONTENT      During  the third quarter of 2004, Sky continued to
-------------------      enhance its programming  content,  by offering the
                         following programs and exclusive events:

                         o Pay-TV  exclusive  broadcast  of certain  soccer
                           matches  of  the  Mexican  2004  Opening  Soccer
                           Tournament;
                         o "G Channel" an adult oriented channel;
                         o Pay-TV  broadcast  of the US PGA  and  Champions
                           Golf Tournaments;
                         o An  interactive  mosaic  channel of the  Olympic
                           Games at Athens;
                         o Pay-TV exclusive broadcast of certain matches of
                           the Mexican Baseball league; and
                         o Pay-TV  exclusive  broadcast  of certain  boxing
                           matches, such as those of "El Travieso" Arce, De la Hoya and "Terrible" Morales.

PRICE AND PROMOTIONS     Innova's  installation  fee  is  Ps. 799.  However,
--------------------     under   our   current   subscription    promotion,
                         installation  is available at no charge or for Ps.
                         299 for those residential subscribers who agree to
                         pay the  monthly  programming  fee  via  automatic
                         charge  to  a  credit   card  or  a  debit   card,
                         respectively.

                         Innova is also currently offering a special promotion where the installation fee is for free for those residential subscribers who are currently subscribed to cable pay-TV providers, if they agree to subscribe to Sky and pay with credit card, or for Ps. 199 or Ps. 599 If they agree to pay with debit card or cash, respectively.

                         We continue our efforts to improve the subscriber base quality and collection of subscriber fees by, among other things, encouraging new and current subscribers to pay monthly programming fees through an automatic charge to their credit or debit card.

FINANCIAL REVIEW
----------------

Financial Highlights
--------------------

          THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
             STATEMENTS PREPARED UNDER MEXICAN GAAP (UNAUDITED)
         MILLION OF CONSTANT MEXICAN PESOS AS OF SEPTEMBER 30, 2004

                               THREE MONTHS ENDED SEPTEMBER 30,
                        -------------------------------------------------
                          2004 % Margin    2003  % Margin     VAR      %

Net Revenues             1,162      100     979       100     183     19
Cost of Sales              326       28     295        30      31     11
                        ------           ------            ------
Gross Profit               836       72     684        70     152     22

     Selling               248       21     209        21      39     19
     Operations            132       11     137        14      (5)    (4)
     Administrative         33        3      30         3       3     10
                        ------           ------            ------
Total Expenses             413       36     376        38      37     10
                        ------           ------            ------
EBITDA (1)                 423       36     308        31     115     37

EBIT (2)                   241       21      97        10     144    148


                               NINE MONTHS ENDED SEPTEMBER 30,
                        -------------------------------------------------
                          2004 % Margin    2003  % Margin     VAR      %

Net Revenues             3,469      100   2,915       100     554     19
Cost of Sales            1,006       29     900        31     106     12
                        ------           ------            ------
Gross Profit             2,463       71   2,015        69     448     22

     Selling               753       22     665        23      88     13
     Operations            363       10     360        12       3      1
     Administrative         97        3      89         3       8      9
                        ------           ------            ------
Total Expenses           1,213       35   1,114        38      99      9
                        ------           ------            ------
EBITDA (1)               1,250       36     901        31     349     39

EBIT (2)                   681       20     270         9     411    152


(1)  EBITDA  is  defined  as  operating  income  before   depreciation  and
     amortization.

(2) EBIT is defined as operating income before integral cost of financing and taxes.


NET REVENUES             Net revenues of Ps. 1,162.0  million for the three
                         months ended September 30, 2004,  increased by Ps.
                         183.0  million  or 18.7% as  compared  to the same
                         period of the  prior  year,  primarily  due to the
                         sustained  growth of our  subscriber  base and the
                         elimination    of   the   10%    excise   tax   on
                         telecommunications services.

                         Net revenues of Ps. 3,468.8 million for the nine months ended September 30, 2004, increased by Ps.
                         553.4 million or 19.0% as compared to the prior year, primarily for the same reasons.

COST OF SERVICES
AND SALES                Cost of services  and sales increased  by Ps. 30.8
                         million or 10.4% to Ps. 325.8 million for the three months ended September 30, 2004 as compared to the same period of the prior year. This increase was primarily due to higher programming costs associated with our larger subscriber base and higher US dollars denominated costs, resulting from the devaluation of the peso against the US dollar.

                         Cost of services and sales increased by Ps.105.8 million or 11.8% to Ps. 1,006.3 million for the nine months ended September 30, 2004, as compared to the prior year, primarily due to: a) higher programming costs associated with our larger subscriber base, b) increased costs related to our higher number of activations and c) higher US dollars denominated costs, resulting from the devaluation of the peso against the US dollar.

OPERATING EXPENSES       Total expenses of Ps. 413.0 million  for the three
                         months ended September 30, 2004,  increased by Ps.
                         37.4  million  or 9.9%  as  compared  to the  same
                         period of the prior year,  primarily due to higher
                         commission  and promotion  expenses as a result of
                         our   marketing    campaigns   to   activate   new
                         subscribers and higher US dollars denominated expenses, resulting from the devaluation of the peso against the US dollar.

                         Total expenses of Ps. 1,213.0 million for the nine months ended September 30, 2004, increased by Ps.
                         98.6 million or 8.8%, as compared to the prior year, primarily for the same reasons.

EBITDA EBITDA of Ps. 423.2 million for the three months ended September 30, 2004, improved by Ps. 114.8 million or 37.2%, as compared to the same period of 2003, primarily due to higher revenues, which were partially offset by higher cost of services and sales and operating expenses, as described above. As a result, EBITDA margin increased from 31.5% for the third quarter of 2003 to 36.4% for the third quarter of 2004.

                         EBITDA of Ps. 1,249.5 million for the nine months ended September 30, 2004, improved by Ps. 349.0 million or 38.8%, as compared to the same period of the prior year, primarily for the same reasons. As a result, EBITDA margin increased to 36.0% for the nine months ended September 30, 2004 from 30.9% for the same period of the prior year.

EBIT
OPERATING INCOME         EBIT  improved  by Ps. 144.0  million or 149.1% to
                         Ps.  240.6  million  for the  three  months  ended
                         September  30,  2004,  as  compared  to  Ps.  96.6
                         million during the same period of 2003. As a result, EBIT margin increased to 20.7% in the third quarter of 2004 as compared to 9.9% in the third quarter of 2003.

                         EBIT improved by Ps. 411.6 million or 152.7% to Ps. 681.2 million for the nine months ended
                         September 30, 2004, as compared to Ps. 269.6 million for the same period for the prior year.

NET INCOME (LOSS)        Innova  reported  net income of Ps. 131.4  million
                         for the three months ended September 30, 2004, as compared to a net loss of Ps. (405.1) million for the same period of 2003. This improvement was primarily due to: a) higher operating income as explained above, b) the favorable foreign exchange result, from a net loss of Ps. (507.5) million in the third quarter of 2003 to a net loss of Ps.
                         (55.1)  million in the third quarter of 2004,  and
                         c) the decrease of our interest  expenses from Ps.
                         243.1  million in the third quarter of 2003 to Ps.
                         151.8 million in the third quarter of 2004.

                         Innova reported net income of Ps. 302.6 million for the nine months ended September 30, 2004, as compared to a net loss of Ps. (624.2) million for the same period of the prior year. This improvement was mainly due to higher operating income in the first nine months of 2004, combined with the 35.4% reduction in our interest expenses and 86.9% reduction in the foreign exchange loss.

                         The peso devaluation of 5.2% versus the U.S. dollar during the first nine months of 2003 as compared to a 1.5% peso devaluation versus the U.S. dollar during the first nine months of 2004, affected our results as explained above.

                         Future devaluations of the peso will likely affect our liquidity and results of operations, due to the fact that our indebtedness, operating costs and expenses are primarily U.S. dollar-denominated, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which would reduce our net income.

INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, an Australian Corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation. For more information, please visit www.sky.com.mx.

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States. For more information, please visit www.televisa.com.
----------------

NEWS CORPORATION, is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

LIBERTY MEDIA INTERNATIONAL, INC. owns interests in broadband distribution and content companies operating outside the U.S., principally in Europe, Asia and Latin America. For more information, please visit www.libertymediainternational.com.

This press release contains forward-looking statements regarding Innova's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release, including, but not limited to, statements regarding our subscriber base and the impact of changes to foreign currency exchange rates should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Contacts:


CARLOS FERREIRO
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx
--------------------


JUAN CARLOS MUNOZ
Investor Relations
Innova, S. de R.L. de C.V.
(5255) 5448-4000 ext.6658
jmunoz@sky.com.mx
-----------------

                                             INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                                             CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
                                   FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                                               STATEMENTS PREPARED UNDER MEXICAN GAAP
                              (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2004)

                                            THREE MONTHS ENDED SEPTEMBER 30,              NINE MONTHS ENDED SEPTEMBER 30,
                                                  2004                  2003                   2004                  2003
                                             ----------------       --------------        ---------------       ----------------

NET REVENUES                               PS.     1,161,969      PS.     979,002       PS.    3,468,795      PS.     2,915,422

COST OF SERVICES AND SALES                           325,828              294,955              1,006,311                900,536
                                             ----------------       --------------        ---------------       ----------------

GROSS PROFIT                                         836,141              684,047              2,462,484              2,014,886
                                             ----------------       --------------        ---------------       ----------------

OPERATING EXPENSES:

Selling                                              247,573              209,227                752,933                665,040
Operations                                           132,266              136,693                362,650                359,753
Administrative                                        33,096               29,694                 97,403                 89,597
                                             ----------------       --------------        ---------------       ----------------
                                                     412,935              375,614              1,212,986              1,114,390
                                             ----------------       --------------        ---------------       ----------------

EBITDA                                               423,206              308,433              1,249,498                900,496

DEPRECIATION AND AMORTIZATION                        182,617              211,809                568,332                630,848
                                             ----------------       --------------        ---------------       ----------------

OPERATING INCOME - EBIT                              240,589               96,624                681,166                269,648
                                             ----------------       --------------        ---------------       ----------------

INTEGRAL COST OF FINANCING:

Interest expense                                     151,806              243,103                515,266                797,501
Interest income                                       (4,681)              (2,708)               (11,240)               (13,377)
Foreign exchange loss - net                           55,092              507,546                 64,800                493,602
Gain from monetary position                          (92,529)            (109,237)              (191,224)              (221,872)
                                             ----------------       --------------        ---------------       ----------------
                                                     109,688              638,704                377,602              1,055,854
                                             ----------------       --------------        ---------------       ----------------

Special Items & other expense - net                     (810)             (42,468)                   967                (38,248)
                                             ----------------       --------------        ---------------       ----------------

INCOME (LOSS) BEFORE TAXES                           131,711             (499,612)               302,597               (747,958)

Provision for (benefit from)
income and assets tax                                     47              (93,700)                   146               (122,989)
Minority interest                                        306                 (819)                  (148)                  (819)
                                             ----------------       --------------        ---------------       ----------------

NET INCOME (LOSS)                          PS.       131,358      PS.    (405,093)      PS.      302,599      PS.      (624,150)
                                             ================       ==============        ===============       ================


                                         INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)
                                            STATEMENTS PREPARED UNDER MEXICAN GAAP
                          (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2004)

                                                                            2004                      2003
                                                                     ------------------        -----------------
ASSETS
Cash and cash equivalents                                          PS.         747,219       PS.      3,885,634
Trade accounts receivable                                                      168,680                  133,735
Value added tax credit                                                           2,337                    1,954
Spare parts                                                                     21,641                   13,310
Prepaid expenses and other                                                      69,759                   68,498
                                                                     ------------------        -----------------
TOTAL CURRENT ASSETS                                                         1,009,636                4,103,131

PROPERTY AND EQUIPMENT - NET                                                 1,425,272                1,441,860

PAS - 9 SATELLITE-NET                                                        1,223,869                1,319,205

OTHER NON-CURRENT ASSETS - NET                                                  52,482                  120,083
                                                                     ------------------        -----------------

TOTAL ASSETS                                                       PS.       3,711,259       PS.      6,984,279
                                                                     ==================        =================

LIABILITIES

Senior Exchange Notes due 2007 (call - Oct 20th, 2003)             PS.               -       PS.      3,319,159
Trade accounts payable and accruals                                            509,878                  426,898
PanAmSat Pas-9                                                                  70,268                   63,596
Due to affiliated companies and other related parties                          138,683                  457,651
Accrued interest                                                                23,904                    9,939
Accrued taxes                                                                  170,352                   71,238
Deferred income - Pre-billed and pre-collected services                        158,547                  142,773
                                                                     ------------------        -----------------
TOTAL CURRENT LIABILITIES                                                    1,071,632                4,491,254
                                                                     ------------------        -----------------

Senior Exchange Notes due 2013                                               3,418,800                3,469,504
Senior Exchange Notes due 2007                                               1,002,848                1,017,721
Seniority premiums                                                               1,983                    1,737
PanAmSat Pas-9                                                               1,372,825                1,464,500
                                                                     ------------------        -----------------
TOTAL NON-CURRENT LIABILITIES                                                5,796,456                5,953,462
                                                                     ------------------        -----------------

TOTAL LIABILITIES                                                            6,868,088               10,444,716
                                                                     ------------------        -----------------

EQUITY OWNERS' DEFICIT

Social Parts                                                                 6,539,393                6,539,382
Additional paid-in capital                                                     176,448                        -
Accumulated loss                                                           (10,257,715)              (9,440,150)
Income (loss) for the nine-month period                                        302,599                 (624,150)
Excess from restatement-Inflationary effects on Balance Sheet                   82,446                   64,481
                                                                     ------------------        -----------------
TOTAL EQUITY OWNERS' DEFICIT                                                (3,156,829)              (3,460,437)
                                                                     ------------------        -----------------

TOTAL LIABILITIES AND EQUITY OWNERS' DEFICIT                       PS.       3,711,259       PS.      6,984,279
                                                                     ==================        =================
